

SECURITIES AND EXCHANGE COMMISSION



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SEC FILE NUMBER
8-25605

cm

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Davis, Mendel and Regenstein, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 RiverEdge Parkway -- Suite 750
(No. and Street)

Atlanta	Georgia	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kent Regenstein — 770-850-3838
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name — if individual, state last, first, middle name)

5565 Glenridge Connector, Suite 200	Atlanta	Georgia	30342
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Kent Regenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis, Mendel and Regenstein, Inc., as of DECEMBER 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

J. Kent Regenstein

Signature

PRESIDENT

Title

Jeanelle W. Fields

Notary Public


JEANELLE W. FIELDS
NOTARY
EXPIRES
GEORGIA
AUG. 5, 2003.
PUBLIC
COBB COUNTY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, MENDEL & REGENSTEIN, INC.

TABLE OF CONTENTS


HA&W
A Financial Solutions Company

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Davis, Mendel & Regenstein, Inc.

We have audited the accompanying statement of financial condition of DAVIS, MENDEL & REGENSTEIN, INC. (an S corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAVIS, MENDEL & REGENSTEIN, INC. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 13, 2002

HABIF, AROGETI & WYNNE, LLP
Glenridge Highlands Two ▪ 5565 Glenridge Connector ▪ Suite 200 ▪ Atlanta, Georgia 30342
404.892.9651 ▪ Fax: 404.876.3913 ▪ www.hawcpa.com
A Summit International Affiliate ▪ Certified Public Accountants

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets	
Cash and cash equivalents	$ 1,329,411
Accounts receivable, net of allowance for doubtful accounts of $-0-	401,249
Total current assets	1,730,660
Furniture and equipment, at cost	217,408
Allowance for depreciation	(206,126)
	11,282
Other assets	
Deposits	7,149
	$ 1,749,091

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 463,875
Due to affiliate	915,000
Commissions payable	29,629
Total current liabilities	1,408,504
Stockholders' equity	
Common stock, $.01 par value, 500,000 shares authorized; 6,620 shares issued and outstanding	66
Additional paid-in capital	177,936
Retained earnings	162,585
	340,587
	$ 1,749,091

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Commissions earned	$ 23,528,159
Cost of commissions	6,982,088
Gross profit	16,546,071
General and administrative expenses	2,067,578
Income from operations	14,478,493
Other income (expense)	
Interest income	54,234
Research expense	(14,532,727)
	(14,478,493)
Net income	$ 0

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2001	$ 64	$ 160,977	$ 162,585	$ 323,626
Issuance of 167 shares of common stock	2	16,959	0	16,961
Net income	0	0	0	0
Balances, December 31, 2001	$ 66	$ 177,936	$ 162,585	$ 340,587

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities	
Net income	$ 0
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	13,713
Changes in assets and liabilities	
Increase in accounts receivable	(104,113)
Increase in accounts payable and accrued expenses	114,738
Increase in due to affiliate	2,074
Increase in commissions payable	11,199
Total adjustments	37,611
Net cash provided by operating activities	37,611
Cash flows from financing activities	
Issuance of common stock	16,961
Net increase in cash and cash equivalents	54,572
Cash and cash equivalents, beginning of year	1,274,839
Cash and cash equivalents, end of year	$ 1,329,411

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note A
Summary of Significant Accounting Policies

General:

DAVIS, MENDEL & REGENSTEIN, INC. (the Company) is a Georgia corporation organized to transact business as a registered broker/dealer and to perform market research services. It is registered with the Securities and Exchange Commission (SEC) and maintains membership status with the National Association of Security Dealers, Inc. (NASD), the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB).

The Company does not maintain customer accounts or handle securities and relies on other broker/dealers with whom it has clearing agreements for those functions.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has on deposit at financial institutions, funds in excess of the FDIC's $100,000 insured limitation totaling $252,572 that would not be recoverable if the institutions failed. In addition, the Company has a mutual fund consisting of United States government related securities totaling $1,207,317, which is not insured by the Securities Investors Protection Corporation (SIPC).

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment:

Furniture and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Depreciation is provided using accelerated methods over the estimated useful life of equipment, which is five to seven years.

Income Taxes:

The Company, with the consent of its shareholders, elected to be an S corporation effective October 1, 1990, and changed its year-end to December 31, as required by Internal Revenue Service regulations. No provision has been made for income taxes because all income flows through to the stockholders who pay income tax on their proportionate share of the income.

Note B
Accounts Receivable

At December 31, 2001, the Company had accounts receivable totaling $401,249 due from various financial securities brokerage houses. The Company requires no collateral for these financial instruments subject to credit risk. If the brokerages houses should cease business, the accounting loss would be the entire receivable balance.

Note C
Related Parties

The majority shareholder of the Company is also the majority shareholder of Ned Davis Research, Inc. (NDR). Substantially all of the Company's brokerage customers trade with the Company because, by doing so, they may access research products acquired on their behalf from NDR. In addition, the Company's customers can receive these research products on a fee basis.

Under a mutual agreement between the companies, NDR provides the research to the Company on an exclusive basis and the Company pays Ned Davis Research, Inc. all revenues it generates, less the amount needed to maintain compliance with the net capital provisions of SEC rule 15c3-1 and other regulatory provisions and less all expenses and other corporate needs. The Company incurred research expense to NDR for the year ended December 31, 2001, of $14,532,727. The amount owed to NDR at December 31, 2001, was $915,000, and is listed under due to affiliate.

NDR is a guarantor of the lease of the Company's office space and the payment of any obligations arising pursuant to the Company's agreement with a brokerage house.

The Company's revenues are a by-product of services provided by NDR. Should NDR cease its activity or terminate its relationship with the Company, the Company's revenues might be significantly reduced.

Note D
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one and shall not be less than $50,000. At December 31, 2001, the Company had net capital of $298,010, which was $204,110 in excess of its required net capital of $93,900. The Company's net capital ratio was 4.73 to one.

Note E
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note F
Clearing Agreements

The Company has entered into agreements with Bear Stearns & Co. (Bear), Paine Webber, Fidelity Investments and Banc of America Securities, LLC, whereby the Company directs certain agency trades to them, and they, in turn, execute and clear the trades. In addition, they act as the control location to hold and maintain funds or securities of the Company and its customers. In exchange for such services, Bear receives approximately 14% - 18% of the commissions paid to the Company by its customers. The amount paid to Bear for the year was $1,520,749. Paine Webber, National Financial Services, LLC, and Bank of America Securities, LLC receive approximately 15% - 18% under similar agreements and were paid $450,908, $75,596 and $311,211, respectively.

Note G
Lease Commitments

The Company leases office space and certain equipment under operating leases. Rent expense was $142,746 for the year.

Note H
Employee Benefits

Effective January 1, 1997, the Company and NDR adopted an Employee Stock Ownership Plan (ESOP). To participate in the ESOP, employees must meet certain minimum hour and other requirements as defined in the ESOP agreement. Contributions to the ESOP are at the discretion of management and can be in the form of cash, common stock of the Company or its affiliate, or other assets. For 2001, the Company funded a contribution of $174,379 to the ESOP. Under certain circumstances, the Company may be required to purchase its shares from a participant at their then fair market value.

During the year ended December 31, 2001, the Company and NDR adopted a performance share plan (Share Plan). Under this plan, certain employees are awarded performance shares by a designated committee as defined in the plan agreement. Contributions to the Share Plan are at the discretion of the designated committee. For 2001, the Company funded a contribution of $228,000 to the Share Plan.

In addition to the ESOP and the performance share plan, the Company sponsors a 401(k) profit-sharing plan for its eligible employees. The Company made no discretionary 401(k) plan contributions in 2001.

Also, the Company and NDR have a stock option plan and a management stock bonus plan. Under the stock option plan, the Company and NDR may each grant up to 1,000 shares of their respective common stock. The exercise price of each option ranges from 100% to 110% of the fair market value of the common stock at the date of the grant as defined in the stock option plan. Under the management stock bonus plan, the Company and NDR have each reserved 450 shares of their respective common stock to compensate certain employees. As of December 31, 2001, no stock options or shares of common stock have been granted or allocated.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis, Mendel and Regenstein, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 340,587	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			340,587	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 340,587	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 18,431	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(18,431)	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions			$ 322,156	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities Dreyfus Money Market (1,207,317@ 2%)	24,146	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(24.146)	3740
10.	Net Capital			$ 298,010	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Davis, Mendel and Regenstein, Inc.** as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 93,900	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 93,900	3760
14.	Excess net capital (line 10 less 13)	$ 204,110	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 157,160	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,408,504	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ -0-	3830
19.	Total aggregate indebtedness			$ 1,408,504	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 473	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) *The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:*
1. Minimum dollar net capital requirement, or
2. *6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.*

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis, Mendel and Regenstein, Inc.

For the period (MMDDYY) from 1/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 323,626	4240
A. Net income (loss)			0	4250
B. Additions (Includes non-conforming capital of	$	4262)	16,961	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 340,587	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

1/78

See auditors' report

DAVIS, MENDEL & REGENSTEIN, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2001

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 297,377	$ 1,409,137	474
Additional expense accruals, revenue, expense, and other adjustments	633	(633)	
	$ 298,010	$ 1,408,504	473

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Davis, Mendel, and Regenstein, Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. *If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)*

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Paine Webber; Bear Stearns and Co.; Bank of America Securities, LLC; and National Financial Services, LLC [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

See auditors' report



A Financial Solutions Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
of Davis, Mendel & Regenstein, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DAVIS, MENDEL & REGENSTEIN, INC. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia

February 13, 2002

DAVIS, MENDEL & REGENSTEIN, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001


HABIF, AROGETI & WYNNE, LLP